UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

521168104

(CUSIP Number)

Brian Sopinsky, Esq.

SIG Asia Investment, LLLP

One Commerce Center

1201 N. Orange Street, Suite 715

Wilmington, DE 19801

415-403-6510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168104

1.	Name of Reporting Person SIG China Investments One, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

CUSIP No. 521168104

1.	Name of Reporting Person SIG Asia Investment, LLLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person PN

This amendment to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D, filed on August 11, 2014 (the “Schedule 13D”) by SIG China Investments One, Ltd. (“SIG China”) and SIG Asia Investment, LLLP (“SIG Asia”)  Capitalized terms used but not defined in this Amendment have the same respective meanings provided to them in the Schedule 13D.

Item 1	Security and Issuer

The class of securities to which this Amendment relates is the ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Le Gaga Holdings Limited, a Cayman Islands company (the “Issuer”).  The address of the principal executive offices of the Issuer is Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong, People’s Republic of China.

Item 4	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 22, 2014 at 10:00 a.m. (Hong Kong time), an extraordinary general meeting (“EGM”) of the Company was held at the Company’s offices in Hong Kong. At the EGM, the Company’s shareholders voted to approve the agreement and plan of merger, dated as of July 30, 2014 (the “Merger Agreement”), among the Company, Harvest Parent Limited (“Parent”) and Harvest Merger Limited (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”).

On December 2, 2014, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies on December 2, 2014, pursuant to which the Merger became effective on December 2, 2014. As a result of the Merger, the Company ceased to be a publicly traded company and became wholly beneficially owned by the shareholders of Harvest Holdings Limited, the sole shareholder of Parent.

At the effective time of the Merger, each Ordinary Share and ADS issued and outstanding immediately prior to the effective time of the Merger, other than the Ordinary Shares (including those represented by ADSs) beneficially owned by the Rollover Shareholders (collectively, the “Excluded Shares”), was cancelled in exchange for the right to receive $0.0812 in cash without interest per Ordinary Share and $4.06 in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of November 3, 2010, by and among the Company, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder) per ADS, in each case, net of any applicable withholding taxes. There were no dissenting shares in the Merger as the Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights. The Rollover Shares were cancelled for no cash consideration.

In addition, at the effective time of the Merger, each outstanding vested and unexercised option to purchase Ordinary Shares or ADSs granted under the Company’s 2009 Share Incentive Plan and the Company’s 2010 Share Incentive Plan (the “Company Incentive Plans”) was cancelled and converted into the right to receive, at or promptly after the effective time of the Merger, a cash amount equal to the number of Ordinary Shares or ADSs underlying such option immediately prior to the effective time of the Merger multiplied by the amount by which $0.0812 (in the case of an option to purchase Ordinary Shares) or $4.06 (in the case of an option to purchase ADSs) exceeded the exercise price per Share or ADS of such vested option. At the effective time of the Merger, each outstanding unvested option to purchase Ordinary Shares or ADSs granted under the Company Incentive Plans was cancelled for no consideration.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) beginning on December 2, 2014 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Item 5	Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)              As of the date of this statement, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c)                                  Other than the transactions described in Item 4 of this Amendment, no transactions in Ordinary Shares were effected by the Reporting Persons in the sixty days before the date of this Amendment.  To the best knowledge of the Reporting Persons, none of the individuals or entities named in Item 2 of the Schedule 13D has effected any transactions in the Ordinary Shares during the past 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 7	Material to be Filed as Exhibits

The following are filed herewith as exhibits to this Amendment:

Exhibit 1:  Joint Filing Agreement (incorporated by reference to Exhibit 3 of the Schedule 13D).

Exhibit 2:  Limited Power of Attorney executed by SIG China, authorizing SIG Asia to sign and file this Amendment on its behalf (incorporated by reference to Exhibit 4 of the Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 5, 2014

SIG China Investments One, Ltd.		SIG Asia Investment, LLLP

By:	SIG Asia Investment, LLLP
Pursuant to a Limited Power of Attorney

By:	/s/ Michael Spolan	By:	/s/ Michael Spolan
Name:	Michael Spolan	Name:	Michael Spolan
Title:	Vice President	Title:	Vice President